

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 20, 2009

Mr. Hongbo Cao
President and Chief Executive Officer
Frezer, Inc.
No. 90-1 Hongji Street
Xigang District Dalian City
Liaoning Province
Peoples Republic of China   116011

      Re: Frezer, Inc.
             Form 8-K for Item 4.01
             Filed May 1, 2009
             File No. 0-51336

Dear Mr. Cao:

      We have completed our review of your Form 8-K and do not, at this time, have any further comments.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief

copy: Elizabeth Chen, Esq.
        Guzov Ofsink,LLC
        (212) 688-7273